WO KEE HONG (HOLDINGS) LIMITED
10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

03 MAY 19 AM 7:21

13 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

03050520

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

5/20

Encl.

Attachment to Annex A

File No. 82-3990

Item no. 16 - Annual Return dated 10 May 2003

Item no. 21 - Individual Substantial Shareholder Notice (Form 1) dated 9 May 2003 (SYH)

Item no. 26 - Director's/Chief Executive's Notice (Form 3A) dated 7 May 2003 (YKH)
Director's/Chief Executive's Notice (Form 3A) dated 9 May 2003 (RL)
Director's/Chief Executive's Notice (Form 3A) dated 9 May 2003 (MBL)
Director's/Chief Executive's Notice (Form 3A) dated 9 May 2003 (SS)
Director's/Chief Executive's Notice (Form 3A) dated 7 May 2003 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 9 May 2003 (BST)
Director's/Chief Executive's Notice (Form 3A) dated 7 May 2003 (WSL)
Director's/Chief Executive's Notice (Form 3A) dated 9 May 2003 (BB)

Item no. 27 - Minutes of Special General Meeting dated 6 May 2003

File No. 82-3990

03 MAY 19 AM 7:21

Annex A to Letter to the SEC dated
13 May , 2003 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within four months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	N/A

4. Title: Notification of Changes in Officers
(Directors, Secretaries and Auditors)

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

Date: As soon as reasonably practicable (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. See attached

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: Bonus Shares Issues See attached

#82-3990

CR

Companies Registry
公司註冊處

03 MAY 19 AM 7:21

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 5056

1 **Company Name** 公司名稱

Wo Kee Hong (Holdings) Limited

2 **Year of Annual Return** 周年申報表年度

2003

(Note 註 2) 3 **Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2002	To 至	31	12	2002

4 **Confirmation** 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名：[signature]

(Name 姓名)：(Phyllis Sum Yu NG) Date 日期： 10 May 2003

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address

提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Your Receipt
Companies Registry
H.K.

10/05/2003 GG438596
CR No. : F-005056-

Your Receipt
Companies Registry
H.K.

10/05/2003 GG438595
CR No. : F-005056-

2002
Annual Report

Certified True Copy

Director/Secretary

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

#82-3990

FORM 1

03 MAY 19 AM 7:21

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25141880 **11. e-mail address**

12. Date of relevant event

06	05	2003
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position*	101		201; 204; 210	42,364,994					
Long position#	101@		201; 204	4,476,665					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*	423,649,940	54.67
Long position#	44,766,699	5.78
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	466,014,934	54.67
Long position#	49,243,364	5.78
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares: Long position	Short position
201*	235,620	
204*	1,173,580	
210*	40,955,794	
201#	99,008	
204#	4,377,657	

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares: Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares: Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	1,173,580*	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	4,377,657#	

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	40,955,794	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

09	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	742,573	^
403	170,516	^
403	55,005	^
403	368,536	^
403	192,519	^
403	220,022	^
403	1,925,192	^
403	27,502	
403	774,800	^

Notes:-

^ Share options granted to my spouse are included

FORM 3 A

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE	Kam Har	余金霞
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A320267(7)		015168557209
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

06	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ Interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201; 210	42,777,373					
Long position#	121; 127@		201	27,502					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*	427,773,731	55.21
Long position#	275,027	0.04
Short position		

* interest in shares

interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	470,551,104	55.21
Long position#	302,529	0.04
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	30/09/2001	29/09/2007		HK$0.2705		27,502

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	40,955,794	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

07	05	2003
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

FORM 3 A

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

03 MAY 13 PM 7:21

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
D197329(1)		262124296540
7. Address of Director		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

06	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201; 204; 210	42,364,994					
Long position#	121; 127@		201; 204	4,476,665					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*	423,649,940	54.67
Long position#	44,766,699	5.78
Short position		

* interest in shares

interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	466,014,934	54.67
Long position#	49,243,364	5.78
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	235,620 *	
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	99,008 #	

* Interest in shares

Interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	40,955,794	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	28/08/1997	27/08/2003		HK$1.4416		742,573 ^
	409	19/02/1998	18/02/2004		HK$0.5951		170,516 ^
	409	24/07/1998	23/07/2004		HK$0.2847		55,005
	409	07/02/2000	07/02/2006		HK$0.3786		368,536 ^
	409	18/03/2000	17/03/2006		HK$0.8828		192,519
	409	29/06/2001	28/06/2007		HK$0.2705		220,022
	409	16/09/2001	15/09/2007		HK$0.2705		1,925,192
	409	30/09/2001	29/09/2007		HK$0.2705		27,502 ^
	409	24/09/2002	23/09/2008		HK$0.0909		774,800
Short position(s)							

Notes:-

^ Share options granted to my spouse are included

FORM 3 A

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Bun Jeff (Other names)	李文彬
6. HKID/Passport No. D547797(3)	**Country of issue of Passport**	**9. Chinese Character Code** 262124291755
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

06	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201; 205; 210	41,626,290					
Long position#	121; 127@		201	160,011					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*	416,262,902	53.72
Short position#	1,600,110	0.21

* interest in shares

interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	457,889,192	53.72
Short position#	1,760,121	0.21

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$0.1309		110,011
	409	24/09/2002	23/09/2008		HK$0.0909		50,000
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	LEE Man Bun Jeff	100.00	Y	505,496	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	40,955,794	

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2003
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

FORM 3 A

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SUEN	Sammy Chi Chung	孫志冲
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A607457(2)		132718070394
7. Address of Director		**10. Daytime tel. No.**
Flat C-5, 8 Seymour Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

06	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201	16,500					
Long position#	121; 127@		201	458,336					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*	165,000	0.02
Short position#	4,583,387	0.59

* interest in shares

interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*	181,500	0.02
Short position#	5,041,723	0.59

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					
Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2003
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	31/08/1997	30/08/2003		HK$1.4416		55,005
	409	06/02/2000	05/02/2006		HK$0.3786		16,501
	409	22/03/2000	21/03/2006		HK$0.8828		27,502
	409	06/03/2001	05/03/2007		HK$0.2705		14,301
	409	19/09/2001	18/09/2007		HK$0.2705		55,005
	409	04/06/2002	03/06/2008		HK$0.1309		220,022
	409	24/09/2002	23/09/2008		HK$0.0909		70,000
Short position(s)							

FORM 3 A

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**	852,367,051
3. Class of shares	Ordinary		

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**	
LEE (Surname)	Raymond Cho Min (Other names)	李卓民	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**	
P835935(4)		262105873046	
7. Address of Director		**10. Daytime tel. No.**	
Room 3107, Lippo Centre, Tower One, Admiralty, Hong Kong.		25144880	
		11. e-mail address	

12. Date of relevant event

(day)	(month)	(year)
06	05	2003

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121; 127@		201	77,407					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	774,077	0.10
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	851,484	0.10
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$0.1309		77,007
	409	24/09/2002	23/09/2008		HK$0.0909		400

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (**Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2003

25. Number of continuation sheets

FORM 3 A

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
TAN (Surname)	Boon Seng (Other names)	陳文生
6. HKID/Passport No. K605919(8)	**Country of issue of Passport**	**9. Chinese Character Code** 711524293932
7. Address of Director Room 1506-07, 15/F., 9 Queen's Road, Central, Hong Kong.		**10. Daytime tel. No.** 25144880 **11. e-mail address**

12. Date of relevant event

06	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121; 127@		201	77,407					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	774,077	0.10
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	851,484	0.10
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	409	04/06/2002	03/06/2008		HK$0.1309		77,007
	409	24/09/2002	23/09/2008		HK$0.0909		400

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A 09 | 05 | 2003

25. Number of continuation sheets

FORM 3 A

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

03 ... 19 ... 7:21

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
BUTTIFANT (Surname)	Barry John (Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
XG329762(8)		
7. Address of Director		**10. Daytime tel. No.**
12D Amber Garden, 70-72 Kennedy Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

06	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121; 127@		201	3,800,102					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	38,001,025	4.90
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	41,801,127	4.90
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	30/06/2001	29/06/2007		HK$0.2705		1,100,110
	409	14/09/2001	13/09/2007		HK$0.2705		1,925,192
	409	24/09/2002	23/09/2008		HK$0.0909		774,800

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2003

25. Number of continuation sheets

FORM 3 A

#82-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Wing Sum (Other names)	李永森
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A001574(4)		262130572773
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

06	05	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121; 127@		201	3,322,727					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	33,227,299	4.29
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	36,550,026	4.29
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares: Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)		(please see the continuation sheet)					

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

09	05	2003

25. Number of continuation sheets 1

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	31/08/1997	30/08/2003		HK$1.4416		687,568
	409	22/02/1998	21/02/2004		HK$0.5951		165,016
	409	11/02/2000	10/02/2006		HK$0.3786		357,535
	409	21/03/2000	20/03/2006		HK$0.8828		165,016
	409	16/09/2001	15/09/2007		HK$0.2705		1,925,192
	409	24/09/2002	23/09/2008		HK$0.0909		22,400
Short position(s)							

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of the Special General Meeting of the Company held at Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 6 May 2003 at 12:15 p.m.

Present: As per attached attendance sheets

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Bonus Share Issue, General Mandates to Repurchase and Issue Shares**

1. It was proposed by Ms. Mei Ling TANG, seconded by Ms. Yuen Yi MAN and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting or agreeing to grant listing of and permission to deal in the Bonus Share (as hereinafter defined):-

(A) upon the recommendation of the directors of the Company, the necessary sum be capitalised from the amount standing to the credit of the contributed surplus account of the Company and the directors of the Company be and are hereby authorised to apply such sum in paying up in full at par sufficient shares of HK$0.10 each in the capital of the Company ("Bonus Shares") to be allotted, issued and distributed, credited as fully paid, to and amongst the persons whose names appear on the registers of members of the Company as at the close of business on 6 May 2003 (the "Record Date") as holders of shares of HK$0.10 each in the capital of the Company, other than those members whose addresses as shown on the registers of members of the Company on the Record Date are outside Hong Kong ("Overseas Shareholders"), on the basis of one Bonus Share for every ten existing shares of HK$0.10 each in the capital of the Company then held by them respectively, provided that arrangements will be made for the Bonus Shares which would otherwise have been allotted and issued to the Overseas Shareholders to be sold in the market as soon as practicable after dealings commence, if a premium (net of expenses) can be obtained; the proceeds of such sales, after deducting all necessary expenses, will be distributed to Overseas

Hong Kong Dollars as soon as practicable, unless the amount falling to be distributed to any Overseas Shareholder is less than HK$100, in which case such amount will be retained for the benefit of the Company;

(B) the shares to be issued pursuant to this resolution shall, subject to the Memorandum of Association and Bye-laws of the Company, rank pari passu in all respects with the existing issued shares of HK$0.10 each in the capital of the Company, except that they will not rank for the bonus issue of shares mentioned in this resolution;

(C) no fractional shares shall be allotted and distributed as aforesaid, but shares representing fractional entitlements shall be aggregated and issued to a nominee to be named by the directors of the Company and such shares shall at such time as the nominee thinks fit be sold and the net proceeds shall be retained for the benefit of the Company; and

(D) the directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the allotment and issue of the Bonus Shares, including but not limited to determining the amount to be capitalised out of the contributed surplus account, the number of unissued shares to be allotted and distributed in the manner referred to in paragraph (A) of this resolution and the allotment and issue of the Bonus Shares."

2. It was proposed by Ms. Mei Ling TANG, seconded by Ms. Wai Ying TANG and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT:-

(A) subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with any unissued shares in the capital of the Company and to make or grant offers, agreements and/or options which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of unissued shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors during the Relevant Period pursuant to paragraph (A) above shall not exceed the aggregate of 20% of the aggregate of (1) the nominal amount of shares in the capital of the Company in issue at the date of passing this Resolution and (2) the nominal amount of the share capital

which may be issued pursuant to the issue of the Bonus Shares referred to in Ordinary Resolution No.1 set out in the notice convening this meeting if that resolution has been passed; and

(D) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

3. It was proposed by Ms. Wai Ha YEUNG, seconded by Ms. Yuen Yi MAN and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT:-

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and , subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be repurchased pursuant to the approval in paragraph (A) above shall not exceed 10% of the aggregate of (1) the nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and (2) the nominal amount of the share capital which may be issued pursuant to the issue of the Bonus Shares referred to in Ordinary Resolution No.1 set out in the notice convening this meeting if that resolution has been passed, and the said approval shall be limited accordingly;

(C) subject to the passing of each of the paragraphs (A) and (B) of this Resolution, any prior approvals of the kind referred to in paragraphs (A) and (B) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(D) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

4. It was proposed by Ms. Lai Hing POON, seconded by Ms. Wai Ying TANG and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT conditional upon the passing of the Ordinary Resolutions Nos. 2 and 3 as set out in the notice of this meeting, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with additional shares of the Company pursuant to the Ordinary Resolution No. 2 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 3 above, provided that such amount shall not exceed 10% of the aggregate of (1) the nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and (2) the nominal amount of the share capital of the Company which may be issued pursuant to the issue of the Bonus Shares referred to in Ordinary Resolution No.1 set out in the notice convening this meeting if that resolution has been passed."

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman of the Meeting

DIRECTORS' ATTENDANCE SHEET
出席董事簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 : 6 May 2003

TIME
時間 : 12:30p.m.

NAME OF DIRECTOR 董事姓名	SIGNATURE 簽名
Wing Sum LEE	Absent
Richard Man Fai LEE	
Sammy Chi Chung SUEN	
Jeff Man Bun LEE	
Raymond Cho Min LEE	Absent
Boon Seng TAN	Absent
Kam Har YUE	Absent

SHAREHOLDERS' ATTENDANCE SHEET
出席股東簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 : 6 May 2003

TIME
時間 : 12:30p.m.

NAME OF SHAREHOLDER 股東姓名	NAME OF (A) PROXY/ (B) CORPORATE REPRESENTATIVE 代表人或公司代表姓名	SIGNATURE 簽名
Modern Orbit Limited	(B) Jeff Man Bun LEE	
Fisherman Enterprises Inc.	(B) Jeff Man Bun LEE	
Ruby Wai Ying TANG		
Cannie Lai Hing POON		
(Shammy)Wai Ha YEUNG		
(Virginia) Mei Ling TANG		
(Idy) Yuen Yi MAN		

ATTENDANCE SHEET FOR PRESS REPRESENTATIVES/GUESTS/OTHERS
記者及來賓簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 : 6 May 2003

TIME
時間 : 12:30p.m.

NAME OF PRESS REPRESENTATIVES/ GUESTS/OTHERS 記者及來賓姓名	NAME OF REPRESENTATIVE 代表人姓名	SIGNATURE 簽名
Barry John BUTTIFANT		
Phyllis NG		
Philip CHAN		
Deloitte Touche Tohmatsu	Alex Tong	
Kathy LEE		
Brian AU		
Alice CHAN		
Cherry TSENG		
[illegible] LI		

ATTENDANCE SHEET FOR PRESS REPRESENTATIVES/GUESTS/OTHERS
記者及來賓簽名表

NAME OF COMPANY
公司名稱 : Wo Kee Hong (Holdings) Limited

NATURE OF MEETING
會議類別 : Special General Meeting

PLACE
地點 : Fanling Room, 6th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong.

DATE
日期 6 May 2003

TIME
時間 : 12:30p.m.

NAME OF PRESS REPRESENTATIVES/ GUESTS/OTHERS 記者及來賓姓名	NAME OF REPRESENTATIVE 代表人姓名	SIGNATURE 簽名
Tony Yau		[signature]
E. Leung		[signature]
Eddie Wu		[signature]
Chan Mei Hing		[signature]